# Holdings & Sectors

## Holdings

| Top 15 Holdings as of September 30, 2019 | |
|---|---|
| Mastercard, Inc. | 11.41% |
| Apple Inc. | 7.53% |
| The Estée Lauder Companies Inc. | 4.18% |
| Diageo Plc. ADR | 4.12% |
| LVMH Moët Hennessy Louis Vuitton ADR | 4.00% |
| The Walt Disney Company | 3.65% |
| Alphabet Inc. Class A | 3.59% |
| Alphabet Inc. Class C | 3.59% |
| Nike, Inc. | 3.16% |
| T. Rowe Price Group, Inc. | 3.12% |
| Bank of America Corporation | 3.06% |
| The Hershey Company | 2.93% |
| Citigroup, Inc. | 2.90% |
| The TJX Companies, Inc. | 2.81% |
| Roche Holding Ltd. ADR | 2.76% |

## Sectors

Ticker Symbol: MUNDX

DATE: 10/10/2019
NAV: 19.75
DAY CHANGE: 0.11

2018 Dividend & Capital Gains as of 12/20/2018

Dividend: $0.037589
Short-Term Cap Gain: $0.00
Long-Term Cap Gain: $0.00

General Information
Holdings & Sectors
Performance & NAV
Factsheet
Financial Reports
Proxy Voting
Forms & Applications

LATEST NEWS

Quarterly Commentary 3Q19
Mundoval Factsheet 3Q19

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| Fund Sectors as of September 30, 2019 | |
|---|---|
| Information Technology | 20.40% |
| Consumer Staples | 20.17% |
| Financials | 16.50% |
| Communications Services | 13.33% |
| Consumer Discretionary | 9.97% |
| Healthcare | 9.76% |
| Energy | 3.73% |
| Industrials | 2.29% |
| Utilities | 0.00% |
| Materials | 0.00% |
| Net Cash* | 3.85% |

# Geographic Diversification

**As of September 30, 2019**



3.85%
Domestic
International
Net Cash[1]
32.03%
64.12%

**Net Cash represents cash equivalents and other assets less liabilities*

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PROSPECTUS

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# Performance & NAV

## Average Annual Total Returns[2]

As of September 30, 2019


Mundoval Fund
MSCI World Index
2.74%
0.53%
4.12%
1.83%
12.07%
10.21%
5.22%
7.18%
8.01%
9.00%
6.88%
7.15%
QTD
Non-annualized
1 Year
3 Year
5 Year
10 Year
*Since Inception

## Hypothetical Growth of $10,000 since inception[2]


$27,272
$25,000
$22,500
$20,000
$17,500
$15,000
$12,500
$10,000
$7,500
$5,000
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019

*A hypothetical $10,000 investment in the fund at inception on 9/3/04 would have been worth $27,271.68 on 9/30/19. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. This chart does not imply future performance.*

## [2]Risks & Important Considerations

### Ticker Symbol: MUNDX

DATE: 10/10/2019
NAV: 19.75
DAY CHANGE: 0.11

2018 Dividend & Capital Gains as of 12/20/2018

Dividend: $0.037589
Short-Term Cap Gain: $0.00
Long-Term Cap Gain: $0.00

### LATEST NEWS

Quarterly Commentary 3Q19
Mundoval Factsheet 3Q19

### SUBSCRIBE TO OUR NEWSLETTER

name
email
phone
Choose Newsletter

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. Current performance may be lower or higher than the performance data quoted. Indices shown are broad-based, unmanaged indices commonly used to measure performance of U.S. and world stocks. These indices do not incur expenses and are not available for investment. You may obtain performance data current to the most recent month -end by calling the transfer agent at 1-877-59- FUNDS. You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59- FUNDS. The prospectus should be read carefully.

Mundoval Fund Newsletter ☐

Advisor Commentary ☐

Whitepapers ☐

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PROSPECTUS

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MUNDOVAL FUND
GLOBAL VALUE INVESTING

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037
PH: 858-454-4837

